[Letterhead of Sirius Satellite Radio Inc.]

October 19, 2007

Confidential
For Use of SEC Staff Only

VIA EDGAR AND FAX
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathleen Krebs, Esq.

Re:	Correspondence from SEC Staff dated August 21, 2007 regarding Sirius Satellite Radio Inc. Definitive Schedule 14A Filed April 23, 2007 File No. 0-24710

Dear Ms. Krebs:

     We are providing the following responses to your comment letter dated August 21, 2007 regarding the definitive Proxy Statement filed on Schedule 14A on April 23, 2007 (the “Proxy Statement”) by Sirius Satellite Radio Inc. (the “Company”). To assist your review, we have retyped the text of the Staff’s comments in bold print below:

Executive Compensation, page 12

Compensation Discussion and Analysis, page 12

1.	Throughout your compensation discussion and analysis and as to each compensation element, please provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for the last fiscal year to each named executive officer. Include an analysis of, among other things, any qualitative and individual performance factors used in determining compensation. You state on page 14, for instance, that the “factors considered when making individual executive compensation decisions include individual contribution and performance, reporting structure, internal pay relationship, complexity and importance of roles and responsibilities, leadership and growth potential.” Therefore, in your compensation discussion and analysis, discuss how the committee measured these individual performance and other mentioned factors and how the committee’s consideration of these factors resulted in the amount of each compensation element, base salary, annual bonus, etc., paid to each officer. See Item 402(b)(2)(vii) of Regulation S-K.

Response: The Company’s basic analysis of why it chooses to pay each element of compensation is set forth under the caption “Overall Program Objectives” beginning on page 13 of the Proxy Statement and its discussions and analyses of how it determines the amounts for each element to pay are set forth under the captions “Considerations” and “Year 2006 Decisions” for each element of compensation under the general caption “Executive Compensation Practices” beginning on page 14 of the Proxy Statement. Separately, the Company’s discussion and analysis of how the amounts for each element of compensation for its chief executive officer were determined and the elements of his individual performance and contributions that were taken into account by the compensation committee are set forth under the caption “Compensation of our Chief Executive Officer” on page 17 of the Proxy Statement.

In future filings, the Company will expand and clarify its analysis of how it arrived at and why it paid each of the forms of compensation and particular levels for each named executive officer, including, among other things, analyses of any qualitative or individual performance factors used in determining compensation. In particular, the Company will discuss how individual contributions and performance, the reporting structure, internal pay relationships, complexity and importance of roles and responsibilities, leadership, growth potential or other factors entered into the consideration by the compensation committee and, to the extent possible, how they affected the amount of each element of compensation for the named executive officer.

Roles and Responsibilities, page 12

2.	You state on page 14 that, “[i]n making compensation decisions with respect to each element of compensation, the Compensation Committee considers the competitive market for executives and compensation levels provided by comparable companies.” Provide more details regarding how the compensation committee considered information regarding the comparable companies’ compensation in determining the various levels and elements of your executive compensation. To the extent that the committee’s consideration of the market information constitutes benchmarking for purposes of Item 402(b)(2)(xiv) of Regulation S-K, please identify the benchmarked companies.

Response: As noted on page 13 of the Proxy Statement, “the Compensation Committee does not tie compensation decisions to any particular range or level of total compensation paid to executives at other companies.” In future filings, to the extent it remains relevant and material, the Company will provide additional details regarding how the compensation committee considered information from the competitive market for executives and compensation levels provided by comparable companies in determining the elements and levels of compensation for each of the named executive officers.

Executive Compensation Practices, page 14

Annual Bonus for Named Executive Officers, page 15

3.	Disclose the company performance targets and threshold levels that must be reached for payment to each of the named executive officers. See Item 402(h)(1)(v) and (2)(v) of Regulation S-K. To the extent that you believe disclosure of the targets is not required because it would result in competitive harm such that the targets may be omitted under Instruction 4 to Item 402(b) of Regulation S-K, provide us in your response letter with a detailed analysis as to why the targets should be afforded confidential treatment. Then, in your filing, to the extent that you have a sufficient basis to keep the targets confidential, explain how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels for each executive position. See Instruction 4 to Item 402(b) of Regulation S-K. Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm.

Response: The Company is providing the Staff on a confidential and supplemental basis in a separate letter dated today a detailed analysis as to why the performance targets and threshold levels that were required to be reached for payment of the annual bonus for 2006 were not required to be disclosed under either the requirements of Item 402(b) of Regulation S-K or the standard set forth in Instruction 4 to Item 402(b) of Regulation S-K.

In future filings, to the extent it is relevant and material, the Company will either (1) disclose the relevant performance targets and threshold levels or (2) if it believes that disclosure is not required under the applicable standard, explain in as much detail as necessary, without providing information that would result in competitive harm, how difficult it would be for the executive officer or how likely it would be for the Company to achieve the undisclosed performance target or threshold level for each named executive officer. The Company wishes to advise the Staff that, although its decision had not been known at the time that the Proxy Statement was mailed to stockholders, the Company’s compensation committee has not established performance goals for 2007 bonuses for any executive officers.

4.	To the extent you have available information regarding performance goals and targets for the current fiscal year because you already have established the goals and targets, please include disclosure regarding them in your compensation discussion and analysis. See Instruction 2 to Item 402(b) of Regulation S-K.

Response: As noted in the Company’s response to the immediately preceding comment, at the time that the Proxy Statement was mailed to stockholders, the Company’s compensation committee had not yet (and, in fact, has not) established performance goals for 2007 bonuses for any executive officers. The Company, however, respectfully wishes to suggest to the Staff that the actions regarding executive compensation that are taken after a registrant’s last fiscal year’s end that should be disclosed pursuant to Instruction 2 to Item 402(b) of Regulation S-K must be viewed in light of the full text of that Instruction and of the Commission’s discussion in Section II.B.1. of Securities Act Release No. 8732A (Aug. 29, 2006) in which the examples provided for subsequent matters that should be disclosed are those “that could affect a fair understanding of the named executive officer’s compensation for the last fiscal year.” In future filings, to the extent it remains relevant and material, the Company will include disclosure of performance goals and targets for the current fiscal year that could affect a fair understanding of the named executive officer’s compensation for the last fiscal year or to give context to the disclosure provided.

5.	You state in the second bulleted point on page 15 that the compensation committee measures “any relevant individual accomplishments to determine the appropriate funding relative to the target bonus.” Please expand your description of the role individual accomplishments plays here in increasing or decreasing the bonus pool. Describe more particularly what the committee considers when it applies this “individual accomplishments” step in determining the bonus pool.

Response: In future filings, to the extent it remains relevant and material, the Company will expand its description of the role of individual accomplishments in determining the annual bonus for each named executive officer, including, in particular, the specific accomplishments considered by the compensation committee.

Compensation of Our Chief Executive Officer, page 17

6.	We note your separate discussion of Mr. Karmazin’s compensation on page 17 and that the summary compensation table on page 19 shows that his compensation is notably higher than the other named executive officers’ compensation. Yet it is not apparent as to the reason for his different treatment or whether his circumstances reflect material differences in your policy or decision-making regarding the executives’ compensation. Please clarify. See Section 11.B, l of Securities Act Release No. 8732A.

Response: As apparent in the summary compensation table on page 19 of the Proxy Statement, most of the difference in total compensation between Mr. Karmazin and the other named executive officers is attributable to the value reflected in the table for “Option Awards”; but as is apparent in the grants of plan-based awards table on page 20 of the Proxy Statement and as discussed, and for the reasons described, in the last paragraph on page 17 of the Proxy Statement, Mr. Karmazin did not receive any equity-based awards in 2006. The total compensation in the summary compensation table reflects the table’s inclusion, as noted in footnote (2) to the table, of the expense recognized for financial statement reporting purposes in the fiscal year ended December 31, 2006 for option awards, rather than reflecting any awards by the Company during the fiscal year. As reflected in the outstanding equity awards at fiscal year-end table on page 21 of the Proxy Statement, and described in footnote (1) to that table and on page 17 of the Proxy Statement, Mr. Karmazin received an award of a stock option covering a substantial number of shares (as well as shares of restricted stock reflected in the outstanding equity awards at fiscal year-end table and the options exercised and stock vested table) in connection with his entering into his employment agreement in November 2004. The discussion on page 17 of the Proxy Statement, which states (1) that, and why, unlike that for the other named executive officers, Mr. Karmazin’s bonus was paid in cash, rather than a combination of cash and restricted stock units, and (2) why he received a bonus of the amount awarded, also explains to a large extent the difference in the amount of Mr. Karmazin’s bonus from that of the other named executive officers.

In future filings, to the extent it remains relevant and material, the Company will clarify the reasons for any notably higher compensation being reported for the chief executive officer and explain whether this difference reflects material differences in the Company’s policy or decision-making regarding his or her compensation or merely reflects the residual effects of past compensation decisions.

Potential Payments Upon Termination or Change-in-Control, page 22

7.	We note the various arrangements you have with the named executive officers regarding termination and change-in-control payment arrangements. In your compensation discussion and analysis, please discuss how these arrangements fit into your overall compensation objectives and affected the decisions you made regarding other compensation elements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you did.

Response: In future filings, to the extent it remains relevant and material, the Company will include in its compensation discussion and analysis additional discussion about how the provisions included in each named executive officer’s employment agreement regarding termination and change-in-control payment arrangements fit into its overall compensation objectives and affected the decisions made by the compensation committee regarding other compensation elements, as well as analyses explaining why the Company structured the terms and payout levels of the arrangements as it did.

In addition, the Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

     If you should have any questions regarding this letter, please contact me at (212) 584-5180 (facsimile: (212) 584-5353).

Very truly yours,

/s/ Patrick L. Donnelly
Patrick L. Donnelly Executive Vice President, General Counsel and Secretary

     cc: Mel Karmazin